P.E. 1/31/02

02013472

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

FEB 04 20

For the Month of January 2001

HANSON PLC
(Translation of registrant's name into English)

PROCESSED
FEB 13 2002
THOMSON
FINANCIAL

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

news release

Hanson

January 11, 2002

Hanson PLC combines European quarry products and brick operations

As part of an ongoing review of its European operations, Hanson is combining its European quarry products and bricks divisions. The new division unites Hanson Quarry Products Europe ('HQPE') and Hanson Bricks Europe ('HBE') and will be called Hanson Building Materials Europe ('HBME').

The principal objective of this initiative is to streamline administration, reduce overheads and improve customer service by creating a more integrated building materials business.

The new division employs approximately 8,000 people and has an annual turnover of approximately £1.5 billion. In the UK, it enjoys leading market positions in aggregates, ready-mixed concrete, bricks, concrete pipes and concrete products. It also has operations in Spain, Israel and 6 other continental European countries.

Simon Vivian, formerly chief executive of HQPE, will head HBME. Richard Manning, formerly chief executive of HBE, moves to Hanson Building Materials America ('HBMA') as president of its Hanson Brick and Roof Tiles operation, reporting to Alan Murray, chief executive of HBMA.

Commenting on the changes, Andrew Dougal, chief executive of Hanson PLC, said: "The new structure will help enhance the service we offer our customers and is another aspect of our focus on reducing costs where appropriate. I am also delighted that Richard Manning will be working with Alan Murray to lead the reorganisation and further development of our US brick and roof tiles operation."

Inquiries: Justin Read
Hanson PLC
+44 (0)20 7245 1245

Notes:

1. Hanson is the largest producer of aggregates and the second largest producer of ready-mixed concrete in the world. Its other principal businesses are bricks and concrete products and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.

2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).

3. High-resolution Hanson images are available to download from Hanson's website and www.newscast.co.uk.

news release

Hanson

January 8, 2002

Hanson PLC acquires Canadian concrete pipe and products manufacturer for C$94.5 million (£41.4m)

Hanson, the international building materials company, has acquired Centennial Concrete Pipe and Products Inc. ('Centennial') from Lafarge Canada Inc. and its partner Blue Circle International Investments BV for C$94.5 million (£41.4m) in cash. The purchase price includes net cash of approximately C$6 million (£2.5m) and the acquisition was completed in late December 2001.

Centennial manufactures concrete pipes and manholes from 3 plants in Ontario, Canada and is a market leader in that province. Its audited sales revenue for the 12 months to December 31, 2000 totalled C$57.5 million (£25.6m).

Centennial will be integrated into Hanson Pipe and Products ('HP&P'), the largest manufacturer of concrete pipes and precast products in North America. In addition to its 67 US plants, HP&P also operates in Ontario through its Locpipe facility which produces concrete products and PVC pipe in Whitby.

Commenting on the acquisition, **Alan Murray**, chief executive of Hanson Building Materials America, said: "This acquisition enhances our existing product offering and complements our market position in Ontario. We also anticipate being able to make cost savings as a result of combining aspects of Centennial's and Locpipe's operations."

Andrew Dougal, chief executive of Hanson PLC, added: "This is an attractive acquisition for Hanson. We are always interested in making value-adding bolt-on additions to existing operations and our North American pipe and products operation has established an excellent track record in this respect."

Further information on Hanson is available at www.hansonplc.com

Inquiries: Justin Read
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

1. Hanson is the largest producer of aggregates and the second largest producer of ready-mixed concrete in the world. Its other principal businesses are bricks and concrete products and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.

2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: /s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: February 1, 2002